FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2009

                          VOCALTEC COMMUNICATIONS LTD.
                  (Translation of registrant's name in English)

                   60 Medinat Hayehudim Street, P.O. Box 4041
                             Herzliya 46140, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.


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                          VOCALTEC COMMUNICATIONS LTD.

The registrant hereby informs the Securities and Exchange Commission that all of the proposed resolutions submitted to approval of the registrant's shareholders at the annual general meeting (as set forth in the registrant's proxy statement, a copy of which was attached as an exhibit to the registrant's report on Form 6-K furnished to the Securities and Exchange Commission on November 25, 2008) were approved by the registrant's shareholders of record as of November 23, 2008 (the record date set for the annual general meeting), by the requisite majorities represented at the annual general meeting which was held on December 31, 2008 and voted on such matters.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                   By: /s/ Ido Gur
                                                   -----------------------
                                                   Ido Gur
                                                   Chief Executive Officer

Dated: January 5, 2009



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